EARLY WARNING NEWS RELEASE

(Montréal, February 16, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that, pursuant to the terms of a share purchase agreement entered into with Alamos Gold Inc. on February 16, 2018, Osisko has acquired direct ownership of 25,300,000 common shares of Corex Gold Corporation ("Corex Gold") at a price of $0.13 per common share (the "Transaction").

Immediately prior to the closing of the Transaction, Osisko did not have beneficial ownership of, or control and direction over, any common shares of Corex Gold. Immediately following the closing of the Transaction, Osisko owns beneficial ownership of, or control and direction over 25,300,000 common shares of Corex Gold, representing approximately 16.12% of Corex Gold’s issued and outstanding common shares. Osisko does not own any other securities of Corex Gold.

Osisko acquired the common shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire or dispose of shares and/or other equity, debt or other securities or instruments (collectively, the “Securities”) of Corex Gold in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Corex Gold and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Transaction described above will be available on SEDAR under Corex Gold’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 12.8% interest in Osisko Metals Incorporated, a 12.7% interest in Falco Resources Ltd. and a 32.7% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com